EXHIBIT 99.1

Quantum Biopharma Announces Positive Results of the Clinical Study Report (CSR) for the Phase 1 Multiple Ascending Dose (MAD) Clinical Trial of Experimental Multiple Sclerosis Drug Lucid-21-302 (Lucid-MS)

TORONTO, Aug. 05, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, today announces through its subsidiary, Huge Biopharma Australia Pty Ltd., that it has received the clinical study report (CSR) for the trial entitled “A Phase 1, Randomised, Double-Blind, Placebo-Controlled, Multiple Ascending Dose Study to Evaluate the Safety and Pharmacokinetics of Lucid-MS in Healthy Adult Participants.” The CSR concludes that there were no safety or tolerability concerns that were identified in healthy participants following treatment with consecutive daily dosing of Lucid-MS.

Lucid-MS is a first-in-class, non-immunomodulatory, neuroprotective compound with a unique mechanism of action for the treatment of multiple sclerosis (MS). It is a patented New Chemical Entity (NCE) that has been shown in preclinical models to prevent demyelination, which is a hallmark of MS and other neurogenerative diseases and is characterized by damage to the myelin sheath surrounding nerve fibers.

“We are thrilled that we now have the CSR for the Phase 1 MAD trial and that Lucid-MS was found to be safe and well-tolerated in healthy participants. The CSR allows us to advance the clinical development of Lucid-MS as it is a critical component of the investigational new drug (IND) application with the FDA,” said Dr. Andrzej Chruscinski, Vice-President of Clinical and Scientific Affairs at Quantum BioPharma.

“Results and observations from the first-in-human studies including this MAD investigation give us the confidence that Lucid-MS is safe and tolerable in healthy volunteers,” said Dr. Lakshmi P. Kotra, Director at Quantum BioPharma and a Professor at University of Toronto, who led the discovery of Lucid-MS. “Quantum team is preparing for the launch of efficacy trials in patients with MS which is very exciting. This compound follows a novel non-immunomodulatory mechanism, and we are very excited to be planning human efficacy trials.”

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. (formerly Celly Nutrition Corp.), led by industry veterans. Quantum BioPharma retains ownership of 20.11% (as of March 31, 2025) of Unbuzzd Wellness Inc. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information on Quantum BioPharma, please visit www.quantumbiopharma.com.

Forward-Looking Information

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Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward- looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com